The integration and joint share transfer described in this press release involves securities of a foreign company. This integration and joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in open market or privately negotiated purchases.

October 10, 2013
To whom it may concern:

Company: The Tokyo Tomin Bank, Limited
Representative: President, Akihiro Kakizaki
(Code Number: 8339, First Section, Tokyo Stock Exchange)

Company: The Yachiyo Bank, Limited
Representative: President, Isao Sakai
(Code Number: 8409, First Section, Tokyo Stock Exchange)

Basic Agreement Regarding Consideration of the Business Integration between
The Tokyo Tomin Bank, Limited and The Yachiyo Bank, Limited
~Aiming to Become the No. 1 Urban-type Regional Bank Favored by Customers in the Metropolitan Area~

Notice is hereby given that the board of directors of each of The Tokyo Tomin Bank, Limited (President: Akihiro Kakizaki, “Tokyo Tomin Bank”) and The Yachiyo Bank, Limited (President: Isao Sakai, “Yachiyo Bank”) today approved the execution of a basic agreement for the purpose of proceeding with discussion and consideration of a business integration as set forth below.

1.	Background
Tokyo Tomin Bank and Yachiyo Bank (the “Banks”) have worked to establish stable profit foundations by achieving their corporate missions as regional banks with head offices located in Tokyo, the capital city of Japan.  However, the Banks have recognized that the operating environment will become more severe as the economic environment that the Banks are competing in changes with time.  In order to demonstrate their position as leaders among the regional banks, establishing a firm management foundation where the Banks may make their presence felt by the people in the metropolitan area, with a focus on Tokyo and the northeastern part of Kanagawa prefecture, has become their common goal.

The Banks have developed a long relationship of mutual trust which has enabled them to earnestly and quickly tackle problems.  In 2000, the Banks entered into a Memorandum of Understanding regarding consideration of a business cooperation, and have also entered into an ATM alliance, shared a common mailing system, and co-sponsored client business meetings.
The Banks have decided that in order to take advantage of their past relationship and address management issues, it is necessary to consider the future and take a new step.  As a result, each of their board of directors passed a resolution to commence discussion and consideration of the business integration.

2.	Purpose
The Banks are considering the business integration for the following purposes:
(1)
In order to establish a strong management foundation to respond to changes in the business environment, it is essential to further streamline the management and take advantage of the economies of scale that could be achieved by the expansion of the operations.

(2)
In order to enhance the presence of the Banks in the metropolitan area, it is imperative that they have a strong financial foundation that would enable the banks to contribute to the invigoration of the local businesses on an ongoing basis in a sincere manner.

(3)
In order to establish a firm client foundation and demonstrate the strength of local branding in a market with fierce competition with major banks, etc., it is necessary that the Banks actively invest in their business to be more competitive and enhance customer satisfaction, such as by improving the convenience of the Banks for the customers.

3.	Basic Strategy
The Banks aim to become the No. 1 urban-type regional bank favored by customers in the metropolitan area by utilizing mutual synergies, and will endeavor to improve corporate value after the business integration by promoting efficiency in management.
(1)
The Banks will aim to improve their competitiveness in the urban-type regional bank market in the metropolitan area by establishing a new business model as the largest regional bank with a head office in Tokyo.

(2)
As a financial institution for small and medium-sized enterprises and individuals, the Banks will endeavor to further contribute to the local community by providing sophisticated financial service functions such as consulting services, and by being able to offer a stable supply of funds to their customers.

(3)	The Banks will aim to improve employee morale by operating a highly profitable and sound business and will approach their growth strategy with a sense of unity.

4.	Expected Synergies
The Banks will consider concrete measures, using the following expected synergies, to realize the benefits of the integration and maximize corporate value immediately after the business integration.
(1)	Sales base growth
Because there are not many overlapping branches that exist in the same geographic area, the Banks may grow their sales base in Tokyo and northeastern Kanagawa prefecture, while separately being able to simultaneously establish a collaborative sales structure that could be highly profitable.
(2)	Growth of regional financing function
Through the business integration between Tokyo Tomin Bank – which has leading medium-sized companies and small to medium-sized businesses as its primary borrowers – and Yachiyo Bank – which has small to medium-sized businesses and micro businesses as its primary borrowers – the Banks believe that it would be possible to effectively utilize the financing know-how of each Bank after the business integration.  The Banks expect that they will also be able to further support small and medium-sized enterprises, etc. by the mutual referral of each other’s customers.  The regional financing facilitation function may further be strengthened after the business integration as a result of Tokyo Tomin Bank’s strength in its financing platform for businesses and Yachiyo Bank’s strength in its fund procurement platform from individual customers.
(3)	Promotion of management streamlining
The geographic areas where the Banks compete have many business opportunities, but competition is fierce and the cost of expanding services is high. Even though the Banks have worked to reduce costs to levels that are appropriate to the revenues of each Bank, the business integration is expected to even further streamline the Banks’ business operations.

5.	Form of the Business Integration
(1)	Form
The Banks will discuss and consider the establishment of a holding company through a joint share transfer, assuming the approval of shareholders and the relevant authorities necessary for the business integration are obtained by October 1, 2014.
(2)	Purpose of establishing a holding company
The Banks decided to prioritize the realization of synergies by utilizing the strengths of the respective Banks and conduct a business integration by establishing a holding company.  The holding company is expected to strengthen its functionality, and aims to improve corporate value by giving particular consideration to various functions, including accounting system measures.
The holding company to be established will be listed on the Tokyo Stock Exchange.

【Reference】Summary of the holding company group (simple addition of numbers as of March 31, 2013)

Account balance	4.3963 trillion yen	Largest account balance among the regional financial institutions in Tokyo Around 20th among regional banks and regional bank groups in Japan
Loan balance	3.1638 trillion yen
Number of branches (including sub-branches)	161	Regional bank with the most branches in Tokyo 122 branches in Tokyo, 35 in Kanagawa prefecture, 3 in Saitama prefecture, 1 in Chiba prefecture

6.	Overview of the holding company
The trade name, location of head office, representative, members of the board, organization of the holding company and other details will be decided before the Banks enter into the definitive agreement. In principle, the Banks will consider each having the same number of representatives and members of the board in the new holding company.

7.	Share transfer ratio
The share transfer ratio will be decided before the Banks enter into the definitive agreement based on the results of due diligence and stock value calculations by independent advisers.

8.	Creation of integration preparation committee
The Banks will establish an “Integration Preparation Committee” to focus on discussions regarding the business integration.

9.	Schedule

October 10, 2013 (today)	Execution of basic agreement regarding the business integration
March-April, 2014 (planned)	Execution of definitive agreement regarding the business integration (including the share transfer plan)
June 2014 (planned)	Ordinary general meetings of shareholders of the Banks (resolution for the approval of the share transfer plan)
October 1, 2014 (planned)	Establishment of the holding company

10.	Outlines of the Banks
(1) Company overview (as of end of March, 2013)
Trade name	The Tokyo Tomin Bank, Limited		The Yachiyo Bank, Limited
Establishment date	December 12, 1951		December 6, 1924 (founding date)
Location of the head office	2-3-11, Roppongi, Minato-ku, Tokyo, Japan		5-9-2, Shinjuku, Shinjuku-ku, Tokyo, Japan
Representative	President Akihiro Kakizaki		President Isao Sakai
Capital	48,120 million yen		43,734 million yen
Issued and Outstanding Shares	40,050,527 shares		15,522,991 shares
Total assets (consolidated)	2,498,111 million yen		2,201,425 million yen
Net Assets (consolidated)	80,805 million yen		113,479 million yen
Account balance (non-consolidated)	2,341,746 million yen		2,054,622 million yen
Loan balance (non-consolidated)	1,786,952 million yen		1,376,879 million yen
Fiscal year	From April 1 through March 31		From April 1 through March 31
Employees (consolidated)	1,689		1,752
Number of branches (including sub-branches)	77		84
Major shareholders and their respective shareholding ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	6.68%	Sumitomo Mitsui Trust Bank, Limited	14.75%
(ordinary shareholders)	Mizuho Corporate Bank, Ltd. (current Mizuho Bank, Ltd.)	4.69%	Japan Trustee Services Bank, Ltd. (Trust Account)	5.09%
	Tokyo Tomin Bank Employee Stock Ownership Plan	2.58%	Yachiyo Bank Employee Stock Ownership Plan	2.96%
	Mitsui Sumitomo Insurance Company, Limited	2.47%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.40%
	FUKUDA DENSHI CO., LTD.	2.39%	Mitsui Sumitomo Insurance Company, Limited	1.64%
	Nippon Life Insurance Company	2.07%	The Kyoei Fire and Marine Insurance Company, Limited	1.10%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.75%	Nomura Holdings, Inc.	0.96%
	Sumitomo Life Insurance Company	1.72%	CBNY DFA INTL SMALL CAP VALUE PORTFOLIO (Standing proxy: Citibank Japan Ltd.)	0.87%
	CREDIT SUISSE (LUXEMBOURG) S.A. ON BEHALF OF CLIENTS (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.71%	The Higashi-Nippon Bank，Limited	0.85%
	Japan Trustee Services Bank, Ltd. (Trust Account No. 4)	1.52%	The Tokyo Tomin Bank, Limited	0.67%

(2) Financial summary for the last three years（Unit: million yen）
	The Tokyo Tomin Bank, Limited			The Yachiyo Bank, Limited
Fiscal year	FY ended March 31, 2011	FY ended March 31, 2012	FY ended March 31, 2013	FY ended March 31, 2011	FY ended March 31, 2012	FY ended March 31, 2013
Ordinary revenue (consolidated)	52,930	49,277	46,951	44,254	44,314	42,852
Business income (non-consolidated)	13,251	8,289	9,831	9,726	6,922	6,746
Core business income (non-consolidated)	6,750	5,990	6,497	5,816	4,796	4,925
Ordinary income (consolidated)	1,708	(2,665)	3,294	7,035	8,865	7,787
Net profit (consolidated)	749	(3,304)	2,577	6,768	6,051	5,638

【Inquiries】

The Tokyo Tomin Bank, Limited
Corporate Planning Department, Public and Investor Relations Office
TEL 03-3505-2155

The Yachiyo Bank, Limited
Corporate Planning Division, Investor Relations Section
TEL 03-3352-2295

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that reflect the Companies’ plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Companies and the other relevant parties actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.

Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.